UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated October 14, 2020
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI LIMITED - CHANGES TO
THE COMPOSITION OF BOARD COMMITTEES

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
NEWS RELEASE
CHANGES TO THE COMPOSITION OF BOARD COMMITTEES
In compliance with paragraph 3.59 of the Listings Requirements, shareholders are advised that the Board of
Directors have approved the below changes to the membership of certain board committees.
With effect from 1 December 2020:
·   Ms Maria Richter will step down as chairman of the Remuneration and Human Resources Committee, but will remain a member of the committee. Further, Ms Richter will step down as a member of the Nominations
Committee;
·   Ms Maria Ramos will be appointed as chairman of the Remuneration and Human Resources Committee.
Further, Ms Ramos will step down as chair of the Social, Ethics and Sustainability Committee, but will remain a member of the committee;
·   Dr Kojo Busia will be appointed as chairman of the Social, Ethics and Sustainability Committee;
·   Mr Rhidwaan Gasant will step down as chairman of the Audit and Risk Committee, but will remain a member of the committee;
·   Mr Alan Ferguson will be appointed as chairman of the Audit and Risk Committee; and
·   Mr Albert Garner will step down as a member of the Nominations Committee.
With immediate effect, the Nomination Committee will be reconstituted and will comprise of:
·   Mr Sipho Pityana – chairman of the committee
·   Mr Rhidwaan Gasant
·   Ms Maria Ramos
·   Dr Kojo Busia
·   Mr Jochen Tilk
·   Mr Alan Ferguson

ENDS
14 October 2020
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS
Media
+27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
Chris Nthite
media@anglogoldashanti.com
Investors
Sabrina Brockman
+1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com
Yatish Chowthee
+27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com
Fundisa Mgidi
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: October 14, 2020
By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance